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                         Independent Auditors' Consent

The Board of Directors
American Bank of Connecticut:

We consent to incorporation by reference in the registration statement on Form S-4 filed by American Financial Holdings, Inc. related to the registration of shares to be issued in connection with the acquisition of American Bank of Connecticut by American Financial Holdings, Inc. of our report dated February 22, 2001 relating to the consolidated balance sheets of American Bank of Connecticut and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of American Bank of Connecticut. We also consent to the reference to our firm under the heading "Experts" in the registration statement referred to above.

/s/ KPMG LLP

Hartford, Connecticut
September 19, 2001